FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 12, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

12| August | 2008

Press Release

Mobile TeleSystems announces financial results for the second quarter ended June 30, 2008

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), today announced its unaudited consolidated US GAAP financial results for the three months ended June 30, 2008.

Key Financial Highlights of Q2 2008

•                 Consolidated revenues up 34% y-o-y to $2,635 million

•                 Consolidated OIBDA(1) up 32% to $1,349 million y-o-y with 51.2% OIBDA margin

•                 Consolidated net income up 30% y-o-y to $659 million

•                 Free cash-flow(2) generation of $1.1 billion in the first half of 2008

Key Corporate and Industry Highlights

•                 Mr. Mikhail Shamolin named as the new President and CEO of MTS in May 2008

•                 Launch of 3G in Russia with commercial availability in St. Petersburg, Kazan, Sochi, Nizhny Novgorod and Yekaterinburg

•                 10 billion rouble bond placement 1.7x oversubscribed in June 2008

•                 Approval of dividend payment for FY 2007 of $1.2 billion or $3.12 per ADR(3) at the Company’s Annual General Meeting of Shareholders in June 2008

•                 Appointment of MTS President and CEO Mr. Shamolin to the GSMA Board in July 2008

Mr. Shamolin, President and Chief Executive Officer, commented, “MTS continues to execute on its corporate strategy, and we are pleased to have delivered our fifth consecutive quarter of revenue and earnings growth. We see positive dynamics in usage growth and subscriber additions in our markets, while we were able to improve margins significantly in the period. We are optimistic looking forward as our markets offer significant opportunities for continued growth.”

(1)         See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2)         See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

(3)         According to the Russian Central Bank exchange rate of 23.7939 RUR/$ as of May 5, 2008.

Financial Summary (unaudited)

US$ million	Q2’08	Q2’07	y-o-y		Q1’08	q-o-q
Revenues	2,635	1,969	34%		2,379	11%
OIBDA	1,349	1,019	32%		1,176	15%
- margin	51.2%	51.7%	-0.5	pp	49.4%	+1.8	pp
Net operating income	857	691	24%		705	+22%
- margin	32.5%	35.1%	-2.6	pp	29.6%	+2.9	pp
Net income	659	508	30%		610	8%

Group Operating Review

Market Growth

Mobile penetration(4) in markets of operation was:

•                 Up from 116% to 119% in Russia;

•                 Level at 119% in Ukraine;

•                 Up from 25% to 33% in Uzbekistan;

•                 Up from 10% to 12% in Turkmenistan;

•                 Up from 60% to 67% in Armenia;

•                 Up from 75% to 80% in Belarus.

Subscriber Development

The Company added approximately 2.0 million new customers during the second quarter of 2008 on a consolidated basis that were all added organically. During the quarter MTS:

•                 Added 1.5 million subscribers in Russia;

•                 Churned 0.5 million subscribers in Ukraine;

•                 Added 0.8 million subscribers in Uzbekistan;

•                 Added 108.7 thousand subscribers in Turkmenistan;

•                 Added 77.2 thousand subscribers in Armenia.

Our Belarus operations added approximately 81.7 thousand subscribers during the quarter.

Key Subscriber Statistics

(mln)	Q2’07	Q3’07	Q4’07	Q1’08	Q2’08
Total consolidated subscribers, eop	74.67	77.97	81.97	84.94	86.94
Russia	52.68	54.42	57.43	59.90	61.38
Ukraine	19.81	19.91	20.00	19.61	19.13
Uzbekistan(5)	1.95	2.29	2.80	3.56	4.37
Turkmenistan	0.24	0.29	0.36	0.47	0.57
Armenia	—	1.07	1.38	1.42	1.49
MTS Belarus(6)	3.48	3.66	3.80	3.94	4.03

(4)         The source for all market information based on the number of SIM cards in Russia and Ukraine in this press release is AC&M-Consulting.

(5)         Staring from Q1 2008 MTS employs a six-month inactive churn policy in Uzbekistan

(6)         MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

Market Share

MTS maintained its leading position in the majority of its markets of operation during the second quarter:

•                 Maintained at 36% in Russia;

•                 Maintained at 35% in Ukraine;

•                 Decreased from 52% to 49% in Uzbekistan;

•                 Increased from 85% to 86% in Turkmenistan;

•                 Decreased from 73% to 70% in Armenia.

In Belarus, the market share decreased to 52% from 54%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 85% of gross additions in Russia and 95% in Ukraine in the second quarter. At the end of the quarter, 88% of MTS’ customers in Russia were signed up to pre-paid tariff plans. In Ukraine, the share of customers signed to pre-paid tariff plans was 92%.

Starting from Q2 2008, we will include connection fees in our calculation of ARPU as this is network-related revenue. ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Russia Highlights

US$ mln	Q2’08	Q2’07	y-o-y		Q1’08	q-o-q

Revenues	2,020	1,481	36%		1,798	12%
OIBDA	1,035	768	35%		877	18%
- margin	51.2%	51.8%	-0.6	pp	48.8%	+2.4	pp
Net income	538	402	34%		494	9%
CAPEX	286	111	157%		205	40%
- as % of rev	14.1%	7.5%	+6.6	pp	11.4%	+2.7	pp

	Q2’07	Q3’07	Q4’07	Q1’08	Q2’08
ARPU (US$), old	9.2	10.0	10.0	10.0	11.0
ARPU (US$), new(7)	9.3	10.2	10.0	10.1	11.0
MOU (min)	151	167	187	193	207
Churn rate (%)	5.2	7.1	5.1	4.8	6.6
SAC (US$)	28.9	24.3	26.6	29.5	30.1

Ukraine Highlights

US$ mln	Q2’08	Q2’07	y-o-y		Q1’08	q-o-q
Revenues	434	393	10%		409	6%
OIBDA	203	199	2%		190	7%
- margin	46.7%	50.6%	-3.9	pp	46.5%	+0.2	pp
Net income	75	84	-11%		87	-13%
CAPEX	209	141	48%		109	91%
- as % of rev	48.1%	35.8%	+12.3	pp	26.7%	+21.4	pp

	Q2’07	Q3’07	Q4’07	Q1’08	Q2’08
ARPU (US$), old	6.4	7.3	7.1	6.8	7.3
ARPU (US$), new	6.4	7.3	7.1	6.8	7.4
MOU (min)	152	162	163	175	239
Churn rate (%)	14.1	12.5	14.4	10.3	10.7
SAC (US$)	13.7	10.9	12.7	13.8	13.0

(7)

ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Uzbekistan Highlights

US$ mln	Q2’08	Q2’07	y-o-y		Q1’08	q-o-q
Revenues	93	57	64%		79	17%
OIBDA	58	37	57%		49	18%
- margin	61.9%	64.4%	-2.5	pp	61.8%	+0.1	pp
Net income	40	17	130%		32	25%
CAPEX	39	10	290%		11	249%
- as % of rev	42.2%	17.7%	+24.5	pp	14.2%	+28.0	pp

	Q2’07	Q3’07	Q4’07	Q1’08(8)	Q2’08
ARPU (US$), old	10.4	10.3	10.0	8.3	7.8
ARPU (US$), new	10.4	10.3	10.0	8.3	7.8
MOU (min)	549	565	574	520	575
Churn rate (%)	17.9	14.3	13.5	2.8	4.0
SAC (US$)	3.7	4.4	4.8	7.0	7.5

Turkmenistan Highlights(9)

US$ mln	Q2’08	Q2’07	y-o-y		Q1’08	q-o-q
Revenues	34	41	-17%		44	-22%
OIBDA	22	15	42%		27	-20%
- margin	63.0%	36.8%	+26.2	pp	61.6%	+1.4	pp
Net income	6	4	45%		13	-54%
CAPEX	8	2	284%		15	-45%
- as % of rev	24.6%	5.3%	+19.3	pp	35.3%	-10.7	pp

	Q2’07	Q3’07	Q4’07	Q1’08	Q2’08

ARPU (US$), old	63.4	57.4	48.1	35.4	21.9
ARPU (US$), new	63.4	57.4	48.1	35.4	21.9
MOU (min)	264	299	282	273	291
Churn rate (%)	6.3	8.6	5.5	5.0	4.4
SAC (US$)	26.9	20.8	19.7	14.8	12.1

Armenia Highlights

US$ mln	Q2’08	Q1’08	q-o-q
Revenues	61	55	11%
OIBDA	33	32	3%
- margin	53.7%	57.9%	-4.2	pp
Net income /(loss)	(1)	(16)	-96%
CAPEX	3	2	34%
- as % of rev	4.4%	3.7%	+0.7	pp

	Q3’07	Q4’07	Q1’08	Q2’08
ARPU (US$), old	15.7	15.8	12.8	14.0
ARPU (US$), new	15.7	15.9	13.1	14.1
SAC (US$)	12.9	15.2	26.7	27.1

Group Financial Position

MTS’ expenditure on property, plant and equipment in the second quarter totaled approximately $440 million, of which $236 million was invested in Russia, $175 million in Ukraine, $19 million in Uzbekistan, $8 million in Turkmenistan and $1 million in Armenia.

(8)	In Q1 2008, MTS Uzbekistan moved away from a two-month to a six-month churn policy.
(9)

On January 1, 2008, the Central Bank of Turkmenistan raised the official exchange rate of the Turkmenistan Manat to the US dollar from 5,200 to 6,250. On May 1, 2008, another decree was passed by the President of Turkmenistan that established the official exchange rate at 14,250 Manat per 1 USD.

MTS spent approximately $105 million on the purchase of intangible assets during the quarter of which $50 million was spent in Russia, $34 million in Ukraine, $20 million in Uzbekistan, $0.4 million in Turkmenistan and $2 million in Armenia.

As of June 30, 2008, MTS’ total debt(10) was at $3.3 billion, resulting in a ratio of total debt to LTM OIBDA(11) of 0.7 times. Net debt amounted to $2.1 billion at the end of the quarter and the net debt to LTM OIBDA of 0.4 times.

***

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 86.94 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

***

(10)   Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(11)   LTM OIBDA represents the last twelve months of rolling OIBDA. See Appendix B for reconciliations to our consolidated statements.

Attachments to the Second Quarter 2008
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (US$ mln)	Q2’07	Q3’07		Q4’07		Q1’08	Q2’08
Operating income	691.0	801.8		643.8		704.6	857.2
Add: D&A	327.7	372.9		483.0		470.9	492.2
OIBDA	1,018.7	1,174.7		1,126.9		1,175.5	1,349.5

Russia (US$ mln)	Q2’07	Q3’07		Q4’07		Q1’08	Q2’08
Operating income	531.1	612.0		469.3		562.5	701.4
Add: D&A	236.8	268.8		352.7		314.9	333.2
OIBDA	767.9	880.9	(12)	822.0	(13)	877.4	1,034.6

Ukraine (US$ mln)	Q2’07	Q3’07		Q4’07		Q1’08	Q2’08
Operating income	120.6	136.7		106.7		85.4	91.4
Add: D&A	78.3	83.1		88.1		104.8	111.2
OIBDA	198.8	219.7		194.8		190.1	202.6

Uzbekistan (US$ mln)	Q2’07	Q3’07		Q4’07		Q1’08	Q2’08
Operating income	28.5	27.0		35.2		35.1	42.8
Add: D&A	8.2	14.1		13.5		13.9	14.9
OIBDA	36.7	41.1		48.7		49.1	57.7

Turkmenistan (US$ mln)	Q2’07	Q3’07		Q4’07		Q1’08	Q2’08
Operating income	10.8	22.6		22.9		21.9	17.9
Add: D&A	4.4	5.4		5.7		5.1	3.7
OIBDA	15.2	28.1		28.6		26.9	21.6

Armenia (US$ mln)	Q3’07	Q4’07		Q1’08		Q2’08
Operating income/ (loss)	3.5	9.7		(0.3)		3.8
Add: D&A	1.5	23.0		32.2		29.2
OIBDA	5.0	32.7		32.0		33.0

(12) Including intercompany of $2.2 mln.

(13) Including intercompany of $0.4 mln.

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q2’07	Q3’07	Q4’07	Q1’08	Q2’08
Operating margin	35.1%	36.2%	27.7%	29.6%	32.5%
Add: D&A	16.6%	16.8%	20.7%	19.8%	18.7%
OIBDA margin	51.7%	53.0%	48.4%	49.4%	51.2%

Russia	Q2’07	Q3’07	Q4’07	Q1’08	Q2’08
Operating margin	35.9%	36.6%	27.2%	31.3%	34.7%
Add: D&A	16.0%	16.1%	20.5%	17.5%	16.5%
OIBDA margin	51.8%	52.8%	47.7%	48.8%	51.2%

Ukraine	Q2’07	Q3’07	Q4’07	Q1’08	Q2’08
Operating margin	30.7%	31.2%	25.1%	20.9%	21.1%
Add: D&A	19.9%	18.9%	20.7%	25.6%	25.6%
OIBDA margin	50.6%	50.1%	45.8%	46.5%	46.7%

Uzbekistan	Q2’07	Q3’07	Q4’07	Q1’08	Q2’08
Operating margin	50.1%	41.0%	45.9%	44.3%	46.0%
Add: D&A	14.4%	21.5%	17.6%	17.6%	16.0%
OIBDA margin	64.4%	62.5%	63.6%	61.8%	61.9%

Turkmenistan	Q2’07	Q3’07	Q4’07	Q1’08	Q2’08
Operating margin	26.1%	50.0%	49.1%	50.0%	52.1%
Add: D&A	10.8%	12.0%	12.3%	11.6%	10.9%
OIBDA margin	36.8%	62.0%	61.4%	61.6%	63.0%

Armenia	Q3’07	Q4’07	Q1’08	Q2’08
Operating margin	41.9%	16.7%	(0.5)%	6.1%
Add: D&A	17.9%	39.5%	58.5%	47.5%
OIBDA margin	59.8%	56.2%	57.9%	53.7%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ mln	As of Dec 31, 2007	As of Jun 30, 2008

Current portion of debt and of capital lease obligations	713.3	1,000.0

Long-term debt	2,686.5	2,309.8

Capital lease obligations	1.9	2.3

Total debt	3,401.7	3,312.1

Less:
Cash and cash equivalents	(634.5)	(1,163.7)
Short-term investments	(15.8)	(58.4)

Net debt	2,751.4	2,090.0

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

	Six months ended Dec 31, 2007	Six months ended Jun 30, 2008	Twelve months ended Jun 30, 2008
US$ mln	A	B	C=A+B
Net operating income	1,445.6	1,561.8	3,007.4
Add: depreciation and amortization	856.0	963.1	1,819.1
OIBDA	2,301.6	2,524.9	4,826.5

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

US$ mln	For the six months ended Jun 30, 2007	For the six months ended Jun 30, 2008

Net cash provided by operating activities	1,552.9	1,953.5

Less:

Purchases of property, plant and equipment	(432.4)	(721.3)

Purchases of intangible assets	(55.5)	(166.1)

Proceeds from sale of property, plant and equipment	10.2	49.0

Purchases of other investments	—	(21.3)

Investments in and advances to associates	—	(3.8)

Acquisition of subsidiaries, net of cash acquired	(250.0)	(35.9)

Free cash-flow	825.2	1,054.1

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Net operating revenue
Service revenue and connection fees	$2,630,546	$1,953,803	$5,004,077	$3,673,106
Sales of handsets and accessories	$4,904	14,767	10,589	36,895
	2,635,450	1,968,570	5,014,666	3,710,001
Operating expenses
Cost of services	574,505	405,652	1,131,804	768,639
Cost of handsets and accessories	28,598	32,979	54,321	73,878
Sales and marketing expenses	227,126	160,509	441,122	298,977
General and administrative expenses	391,050	295,096	737,462	548,259
Depreciation and amortization	492,210	327,685	963,108	633,594
Provision for doubtful accounts	28,779	19,999	54,513	38,331
Other operating expenses	35,938	35,637	70,488	60,095

Net operating income	857,244	691,013	1,561,848	1,288,228

Currency exchange and transaction gains	(30,760)	(21,499)	(126,624)	(50,168)

Other expenses / (income):
Interest income	(6,470)	(9,920)	(10,255)	(17,543)
Interest expense, net of amounts capitalized	30,779	37,545	71,385	75,415
Other expenses / (income)	(7,749)	(5,385)	(18,459)	(32,686)
Total other expenses, net	16,560	22,240	42,671	25,186

Income before provision for income taxes and minority interest	871,444	690,272	1,645,801	1,313,210

Provision for income taxes	210,177	175,925	376,102	344,016

Minority interest	2,064	6,471	342	12,737

Net income	$659,203	$507,876	$1,269,357	$956,457
Weighted average number of common shares outstanding, in thousands - basic	1,935,418	1,986,101	1,939,676	1,986,851
Earnings per share - basic and diluted	0.34	0.26	0.65	0.48

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Amounts in thousands of U.S. dollars, except share amounts)

	As of June 30,	As of December 31,
	2008	2007
CURRENT ASSETS:
Cash and cash equivalents	$1,163,683	$634,498
Short-term investments	58,394	15,776
Trade receivables, net	417,372	386,608
Accounts receivable, related parties	61,091	25,004
Inventory and spare parts	138,402	140,932
VAT receivable	180,276	310,548
Prepaid expenses and other current assets	663,949	433,291
Total current assets	2,683,167	1,946,657

PROPERTY, PLANT AND EQUIPMENT	7,021,212	6,607,315

INTANGIBLE ASSETS	2,037,704	2,095,468

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	228,682	195,908

OTHER INVESTMENTS	22,591	1,355

OTHER ASSETS	108,938	119,964

Total assets	12,102,294	10,966,667

CURRENT LIABILITIES
Accounts payable	601,944	486,666
Accrued expenses and other current liabilities	2,624,865	1,251,233
Accounts payable, related parties	125,777	160,253
Current portion of long-term debt, capital lease obligations	999,973	713,282
Total current liabilities	4,352,559	2,611,434

LONG-TERM LIABILITIES
Long-term debt	2,309,788	2,686,509
Capital lease obligations	2,291	1,876
Deferred income taxes	70,270	114,171
Deferred revenue and other	106,169	89,696
Total long-term liabilities	2,488,518	2,892,252

Total liabilities	6,841,077	5,503,686

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	14,227	20,051

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as June 30, 2008 and December 31, 2007 (777,396,505 of which are in the form of ADS as of June 30, 2008 and December 31, 2007)	50,558	50,558
Treasury stock (57,908,337 and 32,476,837 common shares at cost as of June 30, 2008 and December 31, 2007)	(791,496)	(368,352)
Additional paid-in capital	582,400	579,520
Unearned compensation	—	—
Shareholder receivable	—	—
Accumulated other comprehensive income	880,079	704,189
Retained earnings	4,525,449	4,477,015
Total shareholders’ equity	5,246,990	5,442,930

Total liabilities and shareholders’ equity	$12,102,294	$10,966,667

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in thousands of U.S. dollars)

	Six months ended	Six months ended
	June 30, 2008	June 30, 2007

Net cash provided by operating activities	1,953,473	1,552,862

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(35,895)	(250,000)
Purchases of property, plant and equipment	(721,332)	(432,400)
Purchases of intangible assets	(166,092)	(55,476)
Proceeds from sale of property, plant and equipment and assets held for sale	49,017	10,196
Purchases of short-term investments	(57,333)	(220,977)
Proceeds from sale of short-term investments	15,000	55,864
Purchase of other investments	(21,256)	—
Investments in and advances to associates	(3,800)	—
Increase in restricted cash	11,381	1,104
Net cash used in investing activities	(930,310)	(891,689)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	426,307	—
Repurchase of common stock	(423,143)	(39,387)
Repayment of notes	(400,000)	—
Notes and debt issuance cost	(278)	(1,057)
Capital lease obligation principal paid	(2,635)	(2,762)
Proceeds from loans	105,105	—
Loan principal paid	(225,083)	(79,588)
Net cash used in financing activities	(519,727)	(122,794)

Effect of exchange rate changes on cash and cash equivalents	25,749	1,355

NET INCREASE IN CASH AND CASH EQUIVALENTS:	529,185	539,734

CASH AND CASH EQUIVALENTS, at beginning of period	634,498	219,989

CASH AND CASH EQUIVALENTS, at end of period	$1,163,683	$759,723

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: August 12, 2008